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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Microfield Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59536W 10 4

(Cusip Number)

Andrew S. Craig, 805 SW Broadway, Suite 560, Portland, Oregon 97205, 503-419-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. (

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59536W 10
1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Aequitas Capital Management, Inc. (formerly JMW Capital Partners, Inc.) 93-1125780
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC, SC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	597,503
	8.	Shared Voting Power:	26,437,414
	9.	Sole Dispositive Power:	597,503
	10	Shared Dispositive Power:	26,437,414
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,034,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 35.2%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 59536W 10
1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): JMW Group, LLC 02-0675908
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0
	8.	Shared Voting Power:	10,448,054
	9.	Sole Dispositive Power:	0
	10	Shared Dispositive Power:	10,448,054
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,448,054
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 14.5%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 59536W 10
1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Christenson Group LLC 73-167950
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0
	8.	Shared Voting Power:	6,328,017
	9.	Sole Dispositive Power:	0
	10	Shared Dispositive Power:	6,328,017
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,328,017
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.2%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 59536W 10
1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Christenson Leasing Company, LLC 93-1292622
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0
	8.	Shared Voting Power:	400,000
	9.	Sole Dispositive Power:	0
	10	Shared Dispositive Power:	400,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.6%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 59536W 10
1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): CEAC, Inc. 93-1289971
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): SC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0
	8.	Shared Voting Power:	6,328,017
	9.	Sole Dispositive Power:	0
	10	Shared Dispositive Power:	6,328,017
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,328,017
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.2%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 59536W 10
1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Destination Capital, LLC 02-0675916
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): SC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0
	8.	Shared Voting Power:	590,288
	9.	Sole Dispositive Power:	0
	10	Shared Dispositive Power:	590,288
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 590,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.9%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 59536W 10
1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Energy Fund II, LLC 68-0611670
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0
	8.	Shared Voting Power:	14,197,577
	9.	Sole Dispositive Power:	0
	10	Shared Dispositive Power:	14,197,577
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,197,577
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 20.5%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 59536W 10
1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Christenson Electric, Inc. 93-0502175
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0
	8.	Shared Voting Power:	0
	9.	Sole Dispositive Power:	0
	10	Shared Dispositive Power:	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): CO

Explanatory Note: This Schedule 13D/A amends and combines each of the Schedule 13Ds filed by JMW Capital Partners, Inc. (now Aequitas Capital Management, Inc.) and Christenson Group LLC. In addition, this Schedule 13D/A adds new reporting persons.

Item 1.	Security and Issuer
Issuer:	Microfield Group, Inc. (“Company”) 111 SW Columbia Street, Suite 480 Portland, Oregon 97201
Title of Security:	Common stock (“Shares”)
Item 2.	Identity and Background

This Schedule 13D/A is filed jointly by each of the persons listed below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”).

The persons listed below are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D/A as Exhibit A (Exhibit 99.1, which is incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement will not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D/A held by any other person.

The following are Reporting Persons:

1.	Aequitas Capital Management, Inc. (formerly JMW Capital Partners, Inc.)

(a)	Name: Aequitas Capital Management, Inc. (formerly JMW Capital Partners, Inc.), an Oregon corporation (“Aequitas”)

(b)	Principal Office: 805 SW Broadway, Suite 560 Portland, Oregon 97205

(c)	Present Principal Business: Business consulting and investment banking and advisory services

(d)	Criminal Conviction: None

(e)	Civil Securities Violation: None

2.	JMW Group, LLC

(a)	Name: JMW Group, LLC, an Oregon limited liability company (“JMW”)

(b)	Principal Office: 805 SW Broadway, Suite 560 Portland, Oregon 97205

(c)	Present Principal Business: Investment partnership and holding company

(d)	Criminal Conviction: None

(e)	Civil Securities Violation:None

3.	Christenson Group LLC

(a)	Name: Christenson Group LLC, an Oregon limited liability company

(b)	Principal Office: 805 SW Broadway, Suite 560 Portland, Oregon 97205

(c)	Present Principal Business: Ownership of CEAC, Inc.

(d)	Criminal Conviction: None

(e)	Civil Securities Violation:None

4.	CEAC, Inc.

(a)	Name: CEAC, Inc. an Oregon corporation

(b)	Principal Office: 805 SW Broadway, Suite 560 Portland, Oregon 97205

(c)	Present Principal Business: Securities holding company

(d)	Criminal Conviction: None

(e)	Civil Securities Violation:None

5.	Christenson Leasing Company, LLC (“CLC”)

(a)	Name: Christenson Leasing Company, LLC, an Oregon limited liability company

(b)	Principal Office: 805 SW Broadway, Suite 560 Portland, Oregon 97205

(c)	Present Principal Business: Equipment leasing & finance

(d)	Criminal Conviction: None

(e)	Civil Securities Violation:None

6.	Destination Capital, LLC (“Destination”)

(a)	Name: Destination Capital, LLC, an Oregon limited liability company

(b)	Principal Office: 805 SW Broadway, Suite 560 Portland, Oregon 97205

(c)	Present Principal Business: Specialty finance company

(d)	Criminal Conviction: None

(e)	Civil Securities Violation:None

7.	Energy Fund II, LLC (“EF II”)

(a)	Name: Energy Fund II, LLC, an Oregon limited liability company

(b)	Principal Office: 805 SW Broadway, Suite 560 Portland, Oregon 97205

(c)	Present Principal Business: Investment Partnership

(d)	Criminal Conviction: None

(e)	Civil Securities Violation:None

8.	Christenson Electric, Inc. (“CEI”)

(a)	Name: Christenson Electric, Inc., an Oregon corporation

(b)	Principal Office: 111 SW Columbia St., Suite 480, Portland, Oregon 97201

(c)	Present Principal Business: Electrical Services

(d)	Criminal Conviction: None

(e)	Civil Securities Violation:None

Instruction C Information:

JMW controls each of the other Reporting Persons through its direct and indirect equity ownership in each Reporting Person. Aequitas is the manager of JMW, Christenson Group LLC, Destination, CLC, and EF II. All investment and voting decisions with respect to the Company’s securities owned by the Reporting Persons are made by the public company investment committee of Aequitas. The following information is provided with respect to the executive officers, directors, and public company investment committee members of Aequitas and the executive officers and directors of CEAC, Inc. and CEI.

Aequitas Capital Management, Inc.

Name:	Residence or business address:	Principal occupation or employment:

Robert J. Jesenik	805 SW Broadway, Suite 560 Portland, Oregon 97205	CEO, director, public company investment committee member
Brian A. Oliver	805 SW Broadway, Suite 560 Portland, Oregon 97205	President, director, public company investment committee member
Thomas A. Sidley	805 SW Broadway, Suite 560 Portland, Oregon 97205	Vice President, director, public company investment committee member
Andrew S. Craig	805 SW Broadway, Suite 560 Portland, Oregon 97205	Secretary

CEAC, Inc.

Name:	Residence or business address:	Principal occupation or employment:
Robert J. Jesenik	805 SW Broadway, Suite 560 Portland, Oregon 97205	CEO and President, director
Brian A. Oliver	805 SW Broadway, Suite 560 Portland, Oregon 97205	Vice President
Andrew S. Craig	805 SW Broadway, Suite 560 Portland, Oregon 97205	Secretary

Christenson Electric, Inc.*

Name:	Residence or business address:	Principal occupation or employment:
Robert J. Jesenik	805 SW Broadway, Suite 560 Portland, Oregon 97205	Director, CEO and President
Larry L. Sevy	805 SW Broadway, Suite 560 Portland, Oregon 97205	Chief Operating Officer--Power Services
Andrew S. Craig	805 SW Broadway, Suite 560 Portland, Oregon 97205	Vice President and General Counsel, Secretary

*The information regarding the executive officers and directors of Christenson Electric, Inc. is as of the time that Christenson Electric, Inc. was subject to the reporting requirements of Section 13(d) of the Act.

Each person listed above is a citizen of the United States. During the last five years, to the best knowledge of the Reporting Persons, the persons listed above have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds

The Reporting Persons have purchased shares of the Company as follows:

•	Pursuant to a Note and Warrant Purchase Agreement dated June 30, 2000, Aequitas (then known as JMW Capital Partners, Inc.) acquired from the Company (i) two warrants to purchase an aggregate of 2,066,000 shares of the common stock of the Company in exchange for $20,660 and (ii) a Subordinated Promissory Note in the principal amount of $400,000. Aequitas acquired the warrants described below as additional consideration for its $400,000 loan to the Company. In connection with the loan and the purchase of the warrants described herein, Aequitas has the right to appoint directors to fill two vacancies on the Company's Board of Directors. The two warrants give Aequitas the right to purchase an aggregate of 2,066,000 shares of the common stock of the Company, 1,033,000 shares of which may be purchased at an exercise price of $0.50 per share and 1,033,000 shares of which may be purchased at an exercise price of $0.38722 per share. The warrants are immediately exercisable and will remain exercisable until June 30, 2005. Certain of these warrants were extended until June 30, 2007, as more fully described below. In connection with this transaction, the Company and Aequitas entered into a Registration Rights Agreement dated June 30, 2000 which provides Aequitas certain registration rights and contains a “market stand-off” provision. The forms of Note and Warrant Purchase Agreement (Exhibit 99.5), Stock Purchase Warrant (Exhibit 99.3), Subordinated Promissory Note (Exhibit 99.2) and Registration Rights Agreement (Exhibit 99.4) which relate to the above-described transaction are filed as exhibits to this Schedule 13D.

•	On or about September 16, 2002, Aequitas assigned the warrants to purchase an aggregate of 2,066,000 shares of the common stock of the Company to its shareholders as follows: (i) $0.38722 exercise price: Robert J. Jesenik—413,200 warrant shares; Dennis Wade—413,200 warrant shares; Brian A. Oliver—103,300 warrant shares; Thomas A. Sidley—103,300 warrant shares; and (ii) $0.50 exercise price: Robert J. Jesenik—413,200 warrant shares; Dennis Wade—413,200 warrant shares; Brian A. Oliver—103,300 warrant shares; Thomas A. Sidley—103,300 warrant shares. The forms of the Amended and Restated Stock Purchase Warrants issued to these individuals are filed as exhibits to this Schedule 13D (Exhibit 99.6). Pursuant to an Agreement to Satisfy Obligations dated September 15, 2003 between the Company, Aequitas and Christenson Technology Services, Inc., a subsidiary of the Company (“CTS”), and in connection with the cancellation of certain debt owed by CTS to Aequitas, the Company agreed to extend the expiration date for exercise of the Amended and Restated Stock Purchase Warrants for Mr. Jesenik, Mr. Oliver and Mr. Sidley to June 30, 2007. The forms of the Second Amended and Restated Stock Purchase Warrants issued to these individuals are filed as exhibits to this Schedule 13D (Exhibit 99.7).

•	JMW MICG Holdings LLC purchased 545,455 common shares from the Company on September 16, 2002 for $120,000 for the purpose of investment. The purchase was effected pursuant to a Common Stock Purchase Agreement dated September 16, 2002 among the Company, R. Patrick Hanlin, Steven M. Wright, James F. Rippey, Dark Horse Comics, Inc., and JMW MICG Holdings, LLC, and filed as an exhibit to this Schedule 13D (Exhibit 99.8). JMW MICG Holdings LLC was dissolved on or about

April 27, 2005 and all of these shares were distributed to the following members: NoiZe, LLC (98,946), Mike Martin (197,892), Seth A. Buechley (39,578), Andrew S. Craig (39,578), Michael L. Larson (39,578), Brian A. Oliver (19,789) and Aequitas Capital Management, Inc. (110,094).

On or about September 15, 2005, NoiZe, LLC distributed to its members all of the 98,946 common shares of the Company received from JMW MICG Holdings LLC. At that time, Aequitas had a 1/6 (16.6667%) membership interest in NoiZe, LLC. As a result, Aequitas received (through its representative Robert J. Jesenik) 16,491 common shares of the Company.

•	Aequitas received 45,455 common shares from the Company as a financing success fee related to the acquisition of Innovative Safety Technologies, LLC by the Company in September 2002. The common shares were received in lieu of the cash payment otherwise due to Aequitas pursuant to the engagement letter with the Company dated July 17, 2002 and filed as an exhibit to this Schedule 13D (Exhibit 99.9). These shares were subsequently pledged to Sterling Savings Bank to secure loan obligations of JMW Group, LLC (“JMW”) owed to Sterling Savings Bank pursuant to a loan agreement dated February 23, 2004 (this pledge was subsequently released).

•	On September 16, 2003, Christenson Group LLC acquired 4,193,142 shares of the Company’s common stock in a triangular merger in exchange for its stock in CTS. CTS merged into a wholly owned subsidiary of the Company pursuant to an Agreement and Plan of Merger dated September 15, 2003, among the Company, CTS Acquisition Co., CTS, and Christenson Group LLC. The transaction was completed on September 16, 2003. Of the shares received in the merger by Christenson Group LLC, 250,000 shares of common stock were held in escrow pursuant to an Indemnification Escrow Agreement dated September 15, 2003, among the Company, Kurt A. Underwood, TSI Telecommunication Services, Inc., Kurt A. Underwood, as representative for certain shareholders, Christenson Group LLC, Robert Jesenik, as representative for certain shareholders, and Anthony J. Motschenbacher, as escrow agent. In the event of an indemnification claim arising under the terms of the Agreement and Plan of Merger, the shares in escrow are subject to forfeiture to the Company. The indemnification escrow has subsequently been terminated in accordance with the terms of the agreement. In connection with the acquisition of shares, Kurt A. Underwood, TSI Telecommunication Services Inc., Christenson Group LLC, Robert Jesenik, JMW-MICG Holdings, LLC, Steven M. Wright, R. Patrick Hanlin, Michael Stansell and the Company entered into a Registration Rights and Lock-Up Agreement dated September 15, 2003 (amended effective April 30, 2004 as to Christenson Group LLC) giving the securities holders certain registration rights and providing for a lock-up. The Agreement and Plan of Merger (Exhibit 99.10), Indemnification Escrow Agreement (Exhibit 99.11), Termination of Indemnification Escrow Agreement (Exhibit 99.12), Registration Rights and Lock-Up Agreement (Exhibit 99.13) and Amendment dated April 30, 2004 (Exhibit 99.14) are filed as exhibits to this Schedule 13D.

On or about September 17, 2004, 1,680,812 of these common shares were distributed to Brian N. Christopher (through the Brian N. Christopher Living Trust) and 204,712 of these common shares were distributed to Kevin D. Robertson (and Pamela J. Robertson as joint tenants with right of survivorship) in satisfaction of certain obligations owing by Christenson Group LLC to Christopher and Robertson and in redemption of their entire membership interests in Christenson Group LLC. The transfers were made pursuant to Note Payment and Membership Interest Sale Agreements dated August 1, 2004 which are filed as exhibits to this Schedule 13D (Exhibits 99.15 and 99.16). Following these transfers, Christenson Group LLC held 2,307,618 common shares of the Company.

•	Effective September 15, 2003, the Company, CTS and Aequitas entered into an Agreement to Satisfy Obligations. Under this agreement, CTS acknowledged debt in the amount of $150,000 owed to Aequitas. This debt arose within CTS prior to the acquisition by the Company and was used for operating activities. After consummation of the acquisition of CTS by the Company and upon issuance of preferred shares in conjunction with the Series 2 preferred stock private placement, the Company converted the note payable ($150,000 outstanding) to Aequitas into 357,143 shares of the Company’s Series 2 preferred stock. Series 2 preferred stock is convertible on a 1-to-1 basis for common stock. These shares were subsequently pledged to Sterling Savings Bank to secure loan obligations of JMW owed to Sterling Savings Bank pursuant to a loan agreement dated February 23, 2004 (this pledge was subsequently released). The Agreement to Satisfy Obligations is filed as an exhibit to this Schedule 13D (Exhibit 99.17).

In addition, effective September 15, 2003, the Company, CTS and Christenson Electric, Inc. (“CEI”) entered into an Agreement to Consolidate, Amend and Satisfy Obligations. Under this agreement, CTS acknowledged debts of $1.5 million and $265,189.42 owed to CEI. These debts arose within CTS prior to the acquisition by the Company, and relate to the purchase of CEI’s inventory and customer lists by CTS. This was a transaction between entities under common control. After consummation of the acquisition of CTS by the Company and upon issuance of preferred shares in conjunction with the Series 2 preferred stock private placement, the Company converted $365,000 of the two notes payable to CEI into 869,048 shares of Series 2 preferred stock. On September 15, 2003, CTS executed a new Subordinated Amended and Restated Promissory Note for the remaining $1,400,000 due to CEI. There was nointerest accrued or paid on this note, according to its terms. On November 17, 2003 the Company converted the note payable into 3,333,333 shares of Series 2 preferred stock. All such 4,202,381 Series 2 preferred shares were subsequently pledged to U.S. Bank to secure loan obligations of CEAC and CEI pursuant to a senior credit facility agreement. The Agreement to Consolidate, Amend and Satisfy Obligations is filed as an exhibit to this Schedule 13D (Exhibit 99.18).

•	Pursuant to a Subscription Agreement dated October 3, 2003, JMW purchased 225,536 shares of Series 2 preferred stock (with an associated 5 year warrant to purchase 31,575 common shares at an exercise price of $0.42 per share) from the Company for $94,725 for the purpose of investment. In addition, pursuant to a Subscription Agreement dated October 3, 2003, JMW purchased 375,893 shares of Series 2 preferred stock (with an associated 5 year warrant to purchase 52,625 common shares at an exercise price of $0.42 per share) from the Company for $157,875 for the purpose of investment. The $157,875 purchase price was paid by cancellation of a note payable obligation (dated August 5, 2003 in the face amount of $157,875) due from CTS to JMW. This debt arose within

CTS prior to the acquisition by the Company and was used for operating activities. The Series 2 preferred shares were subsequently pledged to Sterling Savings Bank to secure loan obligations of JMW owed to Sterling Savings Bank pursuant to a loan agreement dated February 23, 2004 (this pledge was subsequently released).

In connection with these transactions, CEI, R. Patrick Hanlin, Kurt A. Underwood, Christenson Group LLC, Aequitas, Stanley W. Smith, Thurman Holdings I, Limited Partnership, Brian Grant, R.L. Maulsby and Cindy M. Maulsby, trustees under the Maulsby Living Trust dated June 21, 1995, Carrie A. Prunty and the Company entered into a Registration Rights Series 2 Preferred Stock agreement dated October 3, 2003, giving the securities holders certain registration rights and providing for a lock-up. The Registration Rights Series 2 Preferred Stock agreement is filed as an exhibit to this Schedule 13D (Exhibit 99.19).

Also in connection with these transactions, JMW, Lincoln Trust Company as Trustee fbo Elgie J. McGrath, Kevin D. Robertson, Brian N. Christopher and the Company entered into a Registration Rights Series 2 Preferred Stock agreement dated October 3, 2003, giving the securities holders certain registration rights and providing for a lock-up. The Subscription Agreements (Exhibits 99.20 and 99.21) and Registration Rights Series 2 Preferred Stock Agreement (Exhibit 99.22) are filed as exhibits to this Schedule 13D.

•	On January 22, 2004, Christenson Velagio, Inc. (formerly known as Christenson Technology Services, Inc.)(“CVI”) entered into a Contract of Sale and Security Agreement with Destination under which CVI agreed to sell its acceptable, eligible accounts receivable to Destination, in exchange for borrowing up to $600,000 (but not to exceed 15% of eligible accounts) from Destination under the terms of a Promissory Note. The obligations of CVI were guaranteed by the Company. Under the terms of the agreement between CVI and Destination, CVI paid interest at the rate of prime plus 14% per annum on the outstanding Note balance, and the Company also issued warrants to purchase its common shares in the amount of 1% of the fully diluted common shares, per month, for each calendar month during which the Note was outstanding. The warrants have a 5 year life and will be issued at the lower of $0.42 or the price of any other common or preferred equity issued in the 6 months following the date of the agreement. During the 6 month agreement period, the Company issued incentive stock options at $0.31 per share, therefore the exercise price per share used for these warrants was reduced to $0.31. The Company initially was obligated to issue warrants to purchase 350,389 common shares at the time the Note was issued. This debt was outstanding on February 1, 2004, March 1, 2004 and April 1, 2004 and in accordance with the terms of the Contract of Sale and Security Agreement, the Company was further obligated to issue additional warrants to purchase 1,053,159 shares of the Company’s common stock. The Promissory Note was repaid in full during April 2004.

For purposes of funding the $600,000 loaned to CVI pursuant to the Contract of Sale and Security Agreement, Destination borrowed $300,000 from PatRick Investments, LLC, $200,000 from Lori Diaz and $100,000 from JMW. Pursuant to loan agreements with each of these lenders, Destination agreed to assign the warrants required to be issued by the Company as follows: PatRick Investments, LLC—50% of the warrant shares; Lori Diaz—33% of the warrant shares; and JMW—17% of the warrant shares. The Company issued a warrant to Destination for 1,403,548 common shares on or about July 1, 2004. Effective July 15, 2004, Destination assigned the warrant as follows: PatRick Investments, LLC—701,774 warrant shares; Lori Diaz—463,170 warrant shares; and JMW—238,604 warrant shares. Also effective July 15, 2004, JMW assigned a portion of its warrant shares as follows: Heritage Christian School—100,000 warrant shares; and Gerald W. Frank—100,000 warrant shares. Following these assignments, JMW retained a warrant to purchase 38,604 shares with an exercise expiration date of July 15, 2009.

The Contract of Sale and Security Agreement (Exhibit 99.23), Promissory Note (Exhibit 99.24) and Form of Stock Purchase Warrant (Exhibit 99.25) are filed as exhibits to this Schedule 13D.

•	On April 2, 2004, CVI, CEI, CLC, JMW, JW Assurance and Holding Limited, Aequitas, R. Patrick Hanlin, Steven M. Wright and the Company entered into an Agreement to Satisfy Obligations pursuant to which the Company issued Series 3 preferred stock (convertible on a 1-for-1,000 basis for common stock) in satisfaction of outstanding obligations to the various entities, as follows (in part):

Reporting Person	Amount owed by CVI	Number of Series 3 preferred shares issued in satisfaction
CEI	$52,767.12	125.636
CLC	$1,364,607.06	3,241.922
JMW	$8,521.10	20.288
Aequitas	$28,694.59	68.320

CLC subsequently pledged a portion of its shares as follows: 1,500 to Sterling Savings Bank to secure loan obligations owed by JMW pursuant to a loan agreement dated February 23, 2004 (this pledge was subsequently released); and 1,500 to PatRick Investments, LLC to secure loan obligations owed by JMW pursuant to a loan agreement dated April 19, 2004.

In connection with the Agreement to Satisfy Obligations, the same parties also entered into a Series 3 Registration Rights and Lock-Up Agreement giving the securities holders certain registration rights and providing for a lock-up. The Agreement to Satisfy Obligations (Exhibit 99.26) and Series 3 Registration Rights and Lock-Up Agreement (Exhibit 99.27) are filed as exhibits to this Schedule 13D.

•	On August 24, 2004, CVI entered into a Business Loan Agreement with Destination under which CVI can borrow up to $2,000,000 based on Destination’s discretion and funds availability. Under the terms of the agreement, CVI pays interest at prime plus 10% (prime plus 12% in the event of a default), with 9 monthly interest only payments starting September 24, 2004, and 15 monthly principal payments of $83,333 plus accrued interest until maturity. At loan maturity on August 24, 2006, any remaining principal and accrued interest owed is then due and payable. The Company has guaranteed all obligations of CVI and will issue to Destination the number of warrants equal to 12.5% of the unpaid principal balance of the loan, calculated as of the first day of each month the loan is outstanding, beginning in August 2004. These warrants have a 5 year life and will be issued at the lower of $0.38 or the price applicable to any shares, warrants or options (excluding options granted to employees or directors) issued by the Company while the loan is outstanding.

For purposes of funding the amounts loaned to CVI pursuant to the Business Loan Agreement, Destination sold loan participation interests to JMW and CLC to the full extent of all amounts loaned to CVI pursuant to Non-Recourse Loan Participation Agreements dated July 27, 2004 and September 10, 2004. As a result, JMW provided $750,000 of the total funds loaned to CVI and CLC provided $450,000. Pursuant to these participation agreements, Destination agreed to assign to JMW and CLC on a prorata basis all warrants required to be issued by the Company.

The Business Loan Agreement was amended pursuant to a First Amendment of Business Loan Agreement dated October 1, 2004 which clarified the term of the warrants to be issued by the Company. Destination, CVI and the Company entered into a Forbearance Agreement dated February 28, 2005 which permitted CVI to cure a payment default under the Business Loan Agreement and which provided for a decrease in the exercise price of the warrants to be issued to Destination in the event that all or any part of the outstanding loan balance was converted to stock of the Company at a price lower than $0.38 per common share equivalent.

Destination, CVI and the Company entered into an Assignment of Business Loan Agreement and Promissory Note dated August 1, 2005 whereby Destination assigned its interest in the Business Loan Agreement and the Promissory Note made and delivered by CVI to JMW and CLC. This agreement further provided for CVI to make 3 new promissory notes in favor of JMW and CLC to replace the original Promissory Note and to provide for modified payment terms. Destination, CVI and the Company also verbally agreed that no additional warrants would accrue under the Business Loan Agreement after July 2005.

Beginning August 1, 2004, the outstanding loan balances and the warrants required to be issued by the Company are summarized as follows:

		Warrants to be
Date	Loan Balance	Issued

August 1, 2004	$300,000	37,500
September 1, 2004	$750,000	93,750
October 1, 2004	$1,200,000	150,000
November 1, 2004	$1,200,000	150,000
December 1, 2004	$1,200,000	150,000
January 1, 2005	$1,200,000	150,000
February 1, 2005	$1,200,000	150,000
March 1, 2005	$1,200,000	150,000
April 1, 2005	$1,200,000	150,000
May 1, 2005	$1,200,000	150,000
June 1, 2005	$1,200,000	150,000
July 1, 2005	$1,158,336	144,792

Total warrants to be issued		1,626,042

Pursuant to the Non-Recourse Loan Participation Agreements, Destination assigned the warrants issued by the Company as follows: JMW—1,064,771 warrant shares; and CLC—561,271 warrant shares.

The Business Loan Agreement (Exhibit 99.28), Promissory Note (Exhibit 99.29), First Amendment of Business Loan Agreement (Exhibit 99.30), Forbearance Agreement (Exhibit 99.31), Assignment of Business Loan Agreement and Promissory Note (Exhibit 99.32), Replacement Promissory Notes (Exhibits 99.33, 99.34 and 99.35), Non-Recourse Loan Participation Agreements (Exhibit 99.36 and 99.37) and Warrants (Exhibit 99.25), and Assignments are attached as exhibits to this Schedule 13D.

•	On September 10, 2004, CVI entered into a Master Vehicle Lease Termination Agreement with CLC, under which CVI terminated its previous master vehicle lease agreement with CLC which was scheduled to expire August 31, 2006. Under the terms of this termination agreement, CVI was released from its obligation under the previous master vehicle lease agreement. In consideration for this release, the Company issued to CLC a warrant with a 5 year life to purchase 1,000,000 shares of the Company’s common stock at an exercise price of $0.38 per share or, if less, the price applicable to any shares, warrants or options (excluding options granted to employees or directors) issued by the Company after the initial exercise date. Simultaneously with the termination of the vehicle lease between CLC and CVI, CLC sold its interest in the leased vehicles to Destination Microfield, LLC for $1,200,000 and Destination Microfield, LLC entered into a new Master Vehicle Lease Agreement with CVI. In connection with the vehicle sale, CLC also assigned the warrant to purchase 1,000,000 shares to Destination Microfield, LLC effective October 1, 2004. The Master Vehicle Lease Termination Agreement (Exhibit 99.38), First Amendment of Master Vehicle Lease Termination Agreement (Exhibit 99.39), Warrants (Exhibit 99.25), and Warrant Assignment (Exhibit 99.40) are attached as exhibits to this Schedule 13D.

•	On or about April 8, 2004, JMW purchased 2,631.579 shares of Series 4 preferred stock from the Company for $1,000,000 for the purpose of investment. The purchase was effected pursuant to a Subscription Agreement dated April 20, 2004. Series 4 preferred stock is convertible on a 1-for-1,000 basis for common stock. The purchase price for the stock was funded by a loan for $1,000,000 from PatRick Investments, LLC to JMW pursuant to a Loan Agreement dated April 19, 2004. The loan was secured in part by a pledge of the Series 4 preferred stock purchased by JMW and a pledge of 1,500 Series 3 preferred shares owned by CLC. Under the terms of the Loan Agreement, JMW agreed to give the lender the right to purchase up to 40% of the Series 4 preferred shares purchased by JMW from the Company. The Loan Agreement was amended pursuant to a First Amendment of Loan Agreement dated September 16, 2005 which provided, in part, that the lender would have the option to acquire 526.316 of the Series 4 preferred shares purchased by JMW if JMW repaid the loan in full without default. The Subscription Agreement (Exhibit 99.41), Loan Agreement (Exhibit 99.42), and First Amendment of Loan Agreement (Exhibit 99.43) are attached as exhibits to this Schedule 13D.

In connection with this transaction, JMW and the Company entered into a Series 4

Registration Rights and Lock-Up Agreement dated April 8, 2004, giving the securities holder certain registration rights and providing for a lock-up. The Series 4 Registration Rights and Lock-Up Agreement is filed as an exhibit to this Schedule 13D (Exhibit 99.44).

•	Effective June 10, 2005, Christenson Group LLC made a prorata distribution to its members of 2,307,618 common shares of the Company as follows:

Member	Common Shares
JMW Group, LLC	1,552,914
Destination Capital, LLC	550,993
William C. McCormick	103,512
Larry L. Sevy	41,405
Elgie J. McGrath	38,092
Pamela J. Robertson	20,702
Total	2,307,618

A Form of Mellon Investor Services Stock Power evidencing these distributions is attached as an exhibit to this Schedule 13D (Exhibit 99.45)

•	Effective June 15, 2005, JMW made a prorata distribution to its members of shares of the Company as follows:

Member	Common	Series 2 Preferred	Series 3 Preferred	Series 4 Preferred
PatRick Investments, LLC	258,819	100,238	3.381	263.158
Rick Terrell	258,819	100,238	3.381	263.158
Robert J. Jesenik	502,109	194,462	6.560	510.526
Brian A. Oliver	301,265	116,677	3.936	306.316
Thomas A. Sidley	200,844	77,785	2.624	204.210
Stanley W. Smith	31,058	12,029	0.406	31.579
Total	1,552,914	601,429	20.288	1,578.947

A Form of Mellon Investor Services Stock Power evidencing these distributions is attached as an exhibit to this Schedule 13D (Exhibit 99.45).

•	Effective July 15, 2005, Destination made a prorata distribution to its members of the 550,993 common shares of the Company which had been transferred to Destination from Christenson Group LLC as follows:

Member	Common Shares
JMW Group, LLC	502,633
Thurman Holdings I, LP	27,067
William C. McCormick	13,533
Elgie J. McGrath	7,760

Total	550,993

A Form of Mellon Investor Services Stock Power evidencing these distributions is attached as an exhibit to this Schedule 13D (Exhibit 99.45).

•	Effective July 15, 2005, JMW made a prorata distribution to its members of the 502,993 common shares of the Company which had been transferred to JMW from Destination as follows:

Member	Common Shares
PatRick Investments, LLC	83,772
Rick Terrell	83,772
Robert J. Jesenik	162,518
Brian A. Oliver	97,511
Thomas A. Sidley	65,007
Stanley W. Smith	10,053
Total	502,633

A Form of Mellon Investor Services Stock Power evidencing these distributions is attached as an exhibit to this Schedule 13D (Exhibit 99.45).

•	Pursuant to an Agreement and Plan of Merger dated July 20, 2005, among the Company, CPS Acquisition Co., CEI, and CEAC, Inc. (sole shareholder of CEI)(“CEAC”), the Company acquired CEI through a merger. Pursuant to the Agreement and Plan of Merger, the Company guaranteed term debt of CEI and issued 2,000,000 shares of its common stock to CEAC. The value of the merger was determined based on a Company share price of $0.67, which was the closing price for the Company’s common stock at the close of trading on July 20, 2005. The acquisition closing date was July 20, 2005. The Agreement and Plan of Merger is attached as an exhibit to this Schedule 13D. Of the shares received in the merger by CEAC, 2,000,000 shares of common stock are held in escrow pursuant to an Indemnification Escrow Agreement dated July 20, 2005, among the Company, CPS Acquisition Co., CEI, CEAC, and John A. Hirschy, as escrow agent. In the event of an indemnification claim arising under the terms of the Agreement and Plan of Merger, the shares in escrow are subject to forfeiture to the Company. The shares in escrow are subject to a security interest in favor of U.S. Bank and, upon termination of the indemnification escrow, the shares (or proceeds thereof) are to be delivered and pledged to U.S. Bank to secure loan obligations owed by CEAC.

As a part of this merger, CEI distributed to CEAC, Inc. 4,202,381 Series 2 and 125.636 Series 3 preferred shares of the Company that were owned by CEI prior to the merger pursuant to an Assignment of Stock dated July 20, 2005. After the effective date of the merger, CEI no longer owns any shares of the Company. The Series 2 preferred shares are pledged to U.S. Bank to secure loan obligations owed by CEAC pursuant to an Amended and Restated Credit Agreement dated July 1, 2005.

The Agreement and Plan of Merger (Exhibit 99.46), Indemnification Escrow Agreement (Exhibit 99.47), and Assignment of Stock (Exhibit 48) are filed as exhibits to this Schedule 13D.

•	Effective August 1, 2005, Aequitas and Christenson Group LLC purchased common and Series 2 preferred shares of the Company from Kurt A. Underwood (“Underwood”) pursuant to a Stock Sale & Settlement Agreement dated on or about May 10, 2005. The purchase price was funded by insurance proceeds paid on behalf of Aequitas and Christenson Group LLC and resulted in purchases as follows:

Purchaser	Common	Series 2 Preferred	Purchase Price
Aequitas	986,246	34,483	$105,000
Christenson Group LLC	704,486	24,631	$75,000

The Stock Sale and Settlement Agreement is filed as an exhibit to this Schedule 13D (Exhibit 99.49).

•	Effective August 1, 2005, CLC, JMW, Christenson Group LLC and Aequitas organized Energy Fund II, LLC, an Oregon limited liability company (“EFII”) which is managed by Aequitas. The initial capital contributions to EFII consisted of, in part, the shares of the Company purchased by Aequitas and Christenson Group LLC from Underwood and notes receivable due from CVI and CEI as follows:

Member	Contribution	Value	Units
Christenson Leasing Company, LLC	(1) Note Receivable due from Christenson Electric, Inc. for $500,000 (2) Note Receivable due from Christenson Velagio, Inc. for $420,000	$920,000	184
JMW Group, LLC	Note Receivable due from Christenson Velagio, Inc. for $180,000	$180,000	36
Christenson Group LLC	(1) 704,486 shares of Microfield common stock (2) 24,631 shares of Microfield Series 2 preferred stock	$75,000	15
Aequitas Capital Management, Inc.	(1) 986,246 shares of Microfield common stock (2) 34,483 shares of Microfield Series 2 preferred stock	$105,000	21

•	Effective August 1, 2005, EFII purchased from Underwood 1,714,226 common and 59,936 Series 2 preferred shares of the Company for the purchase price of $182,500.

•	On or about August 23, 2005, EFII purchased 44 common shares (approximately 27% of the outstanding shares) of EnergyConnect, Inc., a Nevada corporation (“ECI”) pursuant to a letter agreement dated August 2, 2005. The purchase price for the shares was $450,000 and was paid using capital contributions from members of EFII. The Letter Agreement is filed as an exhibit to this Schedule 13D (Exhibit 99.50).

•	Effective September 15, 2005, Aequitas organized Energy Fund III, LLC, an Oregon limited liability company (“EFIII”), to acquire or invest in securities of the Company and EFII. Aequitas serves as the manager of EFIII and is not a member of EFIII (although some employees of Aequitas are members of EFIII). As the manager, Aequitas is entitled to receive a management fee from EFIII.

Pursuant to a Subscription Agreement dated October 4, 2005, EFIII purchased a membership interest in EFII (comprising approximately 20.6% of outstanding membership units) for the sum of $500,000. Pursuant to a Subscription Agreement dated October 6, 2005, EFIII also purchased 878,571 shares of common stock (with an associated 5 year warrant to purchase 439,286 common shares at an exercise price of $0.90 per share) from the Company for $615,000 for the purpose of investment.

In connection with these transactions, EFIII and the Company entered into a Registration Rights Agreement dated October 6, 2005, giving the securities holder certain registration rights. The Subscription Agreements (Exhibit 99.51), Stock Purchase Warrant (Exhibit 99.52) and Registration Rights Agreement (Exhibit 99.53) are filed as exhibits to this Schedule 13D.

•	Effective September 29, 2005, Aequitas organized Energy Fund IV, LLC, an Oregon limited liability company (“EFIV”), to acquire or invest in securities of the Company and EFIII. Aequitas serves as the manager of EFIII and is not a member of EFIII. As the manager, Aequitas is entitled to receive a management fee from EFIV.

Pursuant to a Subscription Agreement dated September 30, 2005, EFIV purchased a membership interest in EFIII (comprising approximately 35.4% of outstanding membership units) for the sum of $402,500.

Pursuant to a Subscription Agreement dated October 6, 2005, EFIV purchased 714,286 shares of common stock (with an associated 5 year warrant to purchase 357,143 common shares at an exercise price of $0.90 per share) from the Company for $500,000 for the purpose of investment. In connection with this transaction, EFIV and the Company entered into a Registration Rights Agreement dated October 6, 2005, giving the securities holder certain registration rights. The Subscription Agreement (Exhibit 99.54), Stock Purchase Warrant (Exhibit 99.55) and Registration Rights Agreement (Exhibit 99.56) are filed as exhibits to this Schedule 13D.

•	Pursuant to an Agreement and Plan of Merger dated October 11, 2005, among the Company, ECI Acquisition Co. and ECI, the Company acquired ECI through a merger.

Pursuant to the Agreement and Plan of Merger, the Company issued 6,206,564 shares of its common stock to EFII. In addition, the Company issued a warrant with a 5 year life to EFII to purchase 4,467,005 common shares of the Company at an exercise price of $2.58 per share. The Agreement and Plan of Merger (Exhibit 99.57) and Stock Purchase Warrant (Exhibit 99.58) are filed as exhibits to this Schedule 13D.

•	Effective November 30, 2005, CLC distributed 1,241.922 Series 3 preferred shares of the Company to Destination.

A Form of Stock Power evidencing this distribution is attached as an exhibit to this Schedule 13D (Exhibit 99.59).

•	Pursuant to a Membership Interest Sale Agreement dated December 15, 2005, Destination agreed to purchase all membership units in Destination owned by Thurman Holdings I, Limited Partnership, an Oregon limited partnership (“THI”), in redemption of THI’s entire membership interest. The purchase price for the units is $427,490 and is to be paid by February 10, 2006. At Destination’s option, Destination may pay the purchase price in cash or by transferring 217,000 common shares of the Company to THI. Pursuant to an Amendment to the Membership Interest Sale Agreement dated February 3, 2006, Destination was given the additional option to pay the purchase price by transferring Preferred shares of the Company convertible into 217,000 common shares.

The Membership Interest Sale Agreement (Exhibit 99.60) and the Amendment to the Membership Interest Sale Agreement (Exhibit 99.61) are attached as exhibits to this Schedule 13D.

•	Effective December 15, 2005, Destination assigned to CLC warrants to purchase 55,021 common shares of the Company. Effective December 19, 2005, CLC assigned to Destination warrants to purchase 561,271 common shares of the Company. Effective December 19, 2005, Destination further assigned warrants to purchase 370,983 common shares of the Company to JMW.

Assignments evidencing these distributions are attached as exhibits to this Schedule 13D (Exhibits 99.62-99.67)

•	Effective December 19, 2005, CLC distributed to Destination 184 Units of EFII. Effective December 19, 2005, Destination distributed to JMW 460.827 Series 3 preferred shares of the Company and 184 Units of EFII.

An Assignment of Membership Interest (Exhibit 99.68) and a Form of Stock Power (Exhibit 99.59) evidencing these distributions are attached as exhibits to this Schedule 13D.

•	Effective December 19, 2005, Destination distributed to JMW all of its membership interests in Christenson Group LLC (consisting of 1,678,609 Class A Units).

An Assignment of Membership Interest evidencing this distribution is attached as an exhibit to this Schedule 13D (Exhibit 99.69).

•	Effective December 19, 2005 CLC distributed 1,600 Series 3 Preferred shares of the

Company to Destination, and Destination distributed these 1,600 Series 3 Preferred shares of the Company to JMW.

A Form of Stock Power evidencing these distributions is attached as an exhibit to this Schedule 13D (Exhibit 99.59).

•	Pursuant to a Unit Contribution Agreement dated December 20, 2005, JMW transferred all outstanding membership units in Destination (consisting of 8,024 Common Units and 212.76596 Preferred Units) to Aequitas in exchange for 1 share of Aequitas common stock.

The Unit Contribution Agreement (Exhibit 99.70) and an Assignment of Membership Interest (Exhibit 99.71) are attached as exhibits to this Schedule 13D.

•	On February 8, 2006, Destination transferred 217 Series 3 Preferred shares of the Company to THI pursuant to the terms of the Membership Interest Sale Agreement as amended.

A Form of Stock Power evidencing this distribution is attached as an exhibit to this Schedule 13D (Exhibit 99.59).

•	On February 8, 2006, Destination converted 564.095 Series 3 Preferred shares of the Company into 564,095 common shares of the Company, and distributed the 564,095 common shares as follows: 554,891 common shares to Kevin D. Robertson (and Pamela J. Robertson as joint tenants with right of survivorship), and 9,204 common shares to Brian N. Christopher (through the Brian N. Christopher Living Trust).

A Form of Mellon Investor Services Stock Power evidencing these distributions is attached as an exhibit to this Schedule 13D (Exhibit 99.45).

•	Effective March 9, 2006, JMW exercised 1,479,470 warrants to purchase common shares of the Company on a net exercise basis, resulting in 1,206,108 common shares of the Company.•Effective March 10, 2006, Aequitas converted 357.143 Series 2 Preferred shares of the Company into 357,143 common shares of the Company.

•	Effective March 15, 2006, JMW converted 460.827 Series 3 Preferred shares of the Company into 460,827 common shares of the Company, and converted 1,052.632 Series 4 Preferred shares of the Company into 1,052,632 common shares of the Company. Also effective March 15, 2006, JMW made a prorata distribution to its members of the 1,513,459 common shares of the Company as follows:

Member	Common Shares
PatRick Investments, LLC	607,092
Rick Terrell	154,550
Robert J. Jesenik	393,357

Brian A. Oliver	179,899
Thomas A. Sidley	160,015
Stanley W. Smith	18,546
Total	1,513,459

A Form of Stock Power evidencing these distributions is attached as an exhibit to this Schedule 13D (Exhibit 99.59).

Item 4.	Purpose of the transaction:
See Item 3 for the purpose of each acquisition.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time. Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer:
(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated by reference. The percentage amount set forth in Row 13 for all cover pages is calculated based upon 64,616,087 shares of common stock outstanding as of May 1, 2006 as reported by the Issuer in response to an inquiry from an employee of a Reporting Person. The Reporting Persons have reason to believe that this information is more current than the 55,557,870 shares of common stock outstanding as of March 1, 2006 as reported by the Company in its Form 10-KSB dated April 5, 2006 filed with the Securities and Exchange Commission on April 6, 2006.

See Item 3 for a description of which Reporting Persons have rights to acquire Shares.

(c)	See Item 3.

(d)	None.

(e)	The following Reporting Persons ceased to be the owner of >5% of the common Shares on the dates indicated:

Reporting Person	Date upon which Reporting Person ceased to be owner of >5% of the Shares
Christenson Leasing Company, LLC	November 30, 2005
Destination Capital, LLC	December 19, 2005
Christenson Electric, Inc.	July 20, 2005

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer
In addition to the agreements described below, see Item 3 for a description of contracts, arrangements, understandings or relationships.

•	Robert Jesenik, Thomas Sidley and Brian Oliver each agreed to be bound by Section 7.2 of an Agreement and Plan of Merger between Microfield Group, Inc. and Innovative Safety Technologies, LLC dated September 16, 2002 and filed as an exhibit to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit Number:	Exhibit Description:
99.1	Joint Filing Agreement.
99.2

Form of $400,000 Subordinated Promissory Note issued to JMW Capital Partners, Inc., dated June 30, 2000 (incorporated by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-QSB for the three month period ended July 1, 2000). All filings of the Company incorporated by reference in this Schedule 13D may be accessed on the EDGAR system at www.sec.gov, file no. 000-26226.

99.3

Form of Stock Purchase Warrants to Purchase Shares of Common Stock of Microfield Group, Inc. issued to JMW Capital Partners, Inc., dated June 30, 2000 (incorporated by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-QSB for the three month period ended July 1, 2000).

99.4

Form of Registration Rights Agreement between the Company and JMW Capital Partners, Inc., dated June 30, 2000 (incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-QSB for the three month period ended July 1, 2000).

99.5

Form of Note and Warrant Purchase Agreement between the Company and JMW Capital Partners, Inc. dated June 30, 2000 (incorporated by reference to Exhibit 10.17 to the Company’s Quarterly Report on Form 10-QSB for the three month period ended July 1, 2000).

99.6

Form of Amended and Restated Stock Purchase Warrant to Purchase shares of Common Stock of Microfield Group, Inc. issued to Robert J. Jesenik, Brian A. Oliver, Thomas A. Sidley, and Dennis Wade dated September 16, 2002.

99.7

Form of Second Amended and Restated Stock Purchase Warrant to Purchase shares of Common Stock of Microfield Group, Inc. issued to Robert J. Jesenik, Brian A. Oliver, and Thomas A. Sidley dated September 16, 2003.

99.8	Common Stock Purchase Agreement dated September 16, 2002 (incorporated by reference to Exhibit 4 to a Schedule 13D filed by JMW-MICG Holdings, LLC (file no. 0001195307) on October 9, 2002).
99.9	Engagement Letter between JMW Capital Partners, Inc and the Company dated July 17, 2002.
99.10

Agreement and Plan of Merger dated September 15, 2003, by and between Microfield Group, Inc., Christenson Technology Services, Inc., and Christenson Group LLC (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on October 1, 2003).

99.11	Indemnification Escrow Agreement dated September 15, 2003 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on October 1, 2003)
99.12	Termination of Indemnification Escrow Agreement dated August 1, 2005.

99.13

Registration Rights and Lock-Up Agreement dated September 15, 2003 among Kurt A. Underwood, TSI Telecommunication Services Inc., Christenson Group LLC, Robert Jesenik, JMW-MICG Holdings, LLC, Steven M. Wright, R. Patrick Hanlin, Michael Stansell and Microfield Group, Inc.

99.14	Amendment of Registration Rights and Lock-Up Agreement dated effective April 30, 2004, between Christenson Group LLC and Microfield Group, Inc.
99.15	Note Payment and Membership Interest Sale Agreement dated August 1, 2004 by and among Christenson Group LLC, Brian N. Christopher, JMW Group, LLC, and Christenson Leasing Company, LLC.
99.16	Note Payment and Membership Interest Sale Agreement dated August 1, 2004 by and among Christenson Group LLC, Kevin D. Robertson, JMW Group, LLC, and Christenson Leasing Company, LLC.
99.17	Agreement to Satisfy Obligations dated September 15, 2003, among the Company, Christenson Technology Services, Inc. and JMW Capital Partners, Inc.
99.18	Agreement to Consolidate, Amend and Satisfy Obligations dated September 15, 2003 among the Company, Christenson Technology Services, Inc. and Christenson Electric, Inc.
99.19

Registration Rights Series 2 Preferred Stock agreement dated October 3, 2003, among Christenson Electric, Inc., R. Patrick Hanlin, Kurt A. Underwood, Christenson Group LLC, JMW Capital Partners, Inc., Stanley W. Smith, Thurman Holdings I, Limited Partnership, Brian Grant, R.L. Maulsby and Cindy M. Maulsby, trustees under the Maulsby Living Trust dated June 21, 1995, Carrie A. Prunty and the Company.

99.20	Subscription Agreement dated October 3, 2003 between JMW Group, LLC and the Company.
99.21	Subscription Agreement dated October 3, 2003 between JMW Group, LLC and the Company.
99.22	Registration Rights Series 2 Preferred Stock agreement dated October 3, 2003, among JMW Group, LLC, Elgie J. McGrath, Kevin D. Robertson, Brian N. Christopher and the Company.
99.23	Contract of Sale and Security Agreement dated January 22, 2004 between Destination Capital, LLC and the Company.
99.24	Promissory Note (Invoice Funding Facility) dated January 22, 2004 made by Christenson Velagio, Inc. in favor of Destination Capital, LLC.
99.25	Form of Stock Purchase Warrant to Purchase Shares of Common Stock of Microfield Group, Inc.
99.26

Agreement to Satisfy Obligations dated April 2, 2004, among Christenson Velagio, Inc., Christenson Electric, Inc., Christenson Leasing Company, LLC, JMW Group, LLC, JW Assurance and Holding Limited, JMW Capital Partners, Inc., R. Patrick Hanlin, Steven M. Wright, and the Company.

99.27

Series 3 Registration Rights and Lock-Up Agreement dated April 2, 2004, among Christenson Electric, Inc., Christenson Leasing Company, LLC, JMW Group, LLC, JW Assurance and Holding Limited, JMW Capital Partners, Inc., R. Patrick Hanlin, Steven M. Wright, and the Company.

99.28	Business Loan Agreement dated August 24, 2004 between Destination Capital, LLC and Christenson Velagio, Inc.
99.29	Promissory Note dated August 24, 2004 made by 2004 made by Christenson Velagio, Inc. in favor of Destination Capital, LLC.
99.30	First Amendment of Business Loan Agreement dated October 1, 2004 between Christenson Velagio, Inc. and Destination Capital, LLC.
99.31	Forbearance Agreement dated February 28, 2005 between Christenson Velagio, Inc. and Destination Capital, LLC.
99.32	Assignment of Business Loan Agreement and Promissory Note dated August 1, 2005 between Christenson Velagio, Inc. and the Company.
99.33	Promissory Note dated August 1, 2005 made by between Christenson Velagio, Inc. in favor of JMW Group, LLC.
99.34	Promissory Note dated August 1, 2005 made by between Christenson Velagio, Inc. in favor of JMW Group, LLC.
99.35	Promissory Note dated August 1, 2005 made by between Christenson Velagio, Inc. in favor of JMW Group, LLC.
99.36	Non-Recourse Loan Participation Agreement dated July 27, 2004 between Destination Capital, LLC and JMW Group, LLC
99.37	Non-Recourse Loan Participation Agreement dated September 10, 2004 between Destination Capital, LLC and Christenson Leasing Company, LLC
99.38	Master Vehicle Lease Termination Agreement dated September 10, 2004, between Christenson Velagio, Inc. and Christenson Leasing Company, LLC.
99.39	First Amendment of Master Vehicle Lease Termination Agreement dated October 1, 2004, between Microfield Group, Inc. and Christenson Leasing Company, LLC.
99.40	Assignment dated October 1, 2004 from Christenson Leasing Company, LLC to Destination Microfield, LLC.
99.41	Microfield, Inc. Subscription Agreement dated April 8, 2004 between JMW Group, LLC and the Company.
99.42	Loan Agreement dated April 19, 2004 between PatRick Investments, LLC and JMW Group, LLC.
99.43	First Amendment of Loan Agreement dated September 16, 2005 between PatRick Investments, LLC and JMW Group, LLC.
99.44	Series 4 Registration Rights and Lock-Up Agreement dated April 8, 2004 between JMW Group, LLC and the Company
99.45	Form of Mellon Investor Services Stock Power

99.46

Agreement and Plan of Merger dated July 20, 2005, among Microfield Group, Inc., CPS Acquisition Co., Christenson Electric, Inc., CEAC, Inc., which includes as exhibits the Indemnification Escrow Agreement and Registration Rights and Lock-Up Agreement (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on July 26, 2005).

99.47	Indemnification Escrow Agreement dated July 20, 2005 among the Company, CPS Acquisition Co., CEAC, Inc., Christenson Electric, Inc. and John A Hirschy.
99.48	Assignment of Stock dated July 20, 2005 from Christenson Electric, Inc. to CEAC, Inc.
99.49

Stock Sale & Settlement Agreement dated on or about May 10, 2005 among Kurt A. Underwood, Aequitas Capital Management, Inc., Christenson Group, LLC, the Company, Christenson Electric, Inc., Destination Capital, LLC, Christenson Velagio, Inc., Robert J. Jesenik, Steven M. Wright, Andrew S. Craig, Thomas A. Sidley, R. Patrick Hanlin, Michael Stansell, Brian A. Oliver, and Brian N. Christopher.

99.50	Letter Agreement dated August 2, 2005 between EnergyConnect, Inc. and Energy Fund II, LLC.
99.51	Microfield Group, Inc. Subscription Agreement dated October 13, 2005 between Energy Fund III, LLC and the Company.
99.52	Stock Purchase Warrant dated October 13, 2005 between the Company and Energy Fund III, LLC.
99.53	Registration Rights Agreement dated October 6, 2005 between the Company and Energy Fund IV, LLC.
99.54	Microfield Group, Inc. Subscription Agreement dated October 13, 2005 between Energy Fund IV, LLC and the Company.
99.55	Stock Purchase Warrant dated October 13, 2005 between the Company and Energy Fund IV, LLC.
99.56	Registration Rights Agreement dated October 6, 2005 between the Company and Energy Fund IV, LLC.
99.57

Agreement and Plan of Merger dated October 11, 2005 among ECI Acquisition Co., EnergyConnect, Inc. and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on October 19, 2005).

99.58	Form of Stock Purchase Warrant to Purchase Shares of Common Stock of Microfield Group, Inc. (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed on October 19, 2005).
99.59	Form of Stock Power
99.60	Membership Interest Sale Agreement between Destination Capital, LLC and Thurman Holdings I, Limited Partnership dated December 15, 2005
99.61	First Amendment to Membership Interest Sale Agreement between Destination Capital, LLC and Thurman Holdings I, Limited Partnership dated February 3, 2006
99.62	Assignment dated December 19, 2005 evidencing transfer from Destination Capital, LLC to Christenson Leasing Company, LLC

99.63	Assignment dated December 19, 2005 evidencing transfer from Christenson Leasing Company, LLC to Destination Capital, LLC
99.64	Assignment dated December 19, 2005 evidencing transfer from Christenson Leasing Company, LLC to Destination Capital, LLC
99.65	Assignment dated December 19, 2005 evidencing transfer from Destination Capital, LLC to JMW Group, LLC
99.66	Assignment dated December 19, 2005 evidencing transfer from Destination Capital, LLC to JMW Group, LLC
99.67	Assignment dated December 19, 2005 evidencing transfer from Destination Capital, LLC to JMW Group, LLC
99.68	Assignment of Membership Interest dated December 19, 2005 among Christenson Leasing Company, LLC, Destination Capital, LLC, and JMW Group, LLC.
99.69	Assignment of Membership Interest dated December 19, 2005 between Destination Capital, LLC and JMW Group, LLC.
99.70	Unit Contribution Agreement dated December 20, 2005 between JMW Group, LLC and Destination Capital, LLC.
99.71	Assignment of Membership Interest dated December 20, 2005 between JMW Group, LLC and Aequitas Capital Management, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2006

AEQUITAS CAPITAL MANAGEMENT, INC. /s/Robert J. Jesenik____________________ By: Robert J. Jesenik Its: CEO
JMW GROUP, LLC, by its Manager Aequitas Capital Management, Inc. /s/Robert J. Jesenik____________________ By: Robert J. Jesenik Its: CEO
CHRISTENSON GROUP LLC, by its Manager Aequitas Capital Management, Inc. /s/Robert J. Jesenik____________________ By: Robert J. Jesenik Its: CEO
CEAC, INC. /s/Robert J. Jesenik____________________ By: Robert J. Jesenik Its: CEO
CHRISTENSON LEASING COMPANY, LLC, by its Manager Aequitas Capital Management, Inc. /s/Robert J. Jesenik____________________ By: Robert J. Jesenik Its: CEO
DESTINATION CAPITAL, LLC, by its Manager, Aequitas Capital Management, Inc. /s/Robert J. Jesenik____________________ By: Robert J. Jesenik Its: CEO

ENERGY FUND II, LLC, by its Manager Aequitas Capital Management, Inc. /s/ Robert J. Jesenik______________________ By: Robert J. Jesenik Its: CEO
CHRISTENSON ELECTRIC, INC. /s/A. Mark Walter______________________ By: A. Mark Walter Its: President